Exhibit 99.2

Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

Nuva Pharmaceuticals Inc.

Suite 615-800 West Pender Street Vancouver, BC

V6C 2V6 (the “Company”)

Item 2

Date of Material Change

April 8, 2014

Item 3

News Release

The news release was disseminated on April 8, 2014 by way of the facilities of Stockwatch and Market News. Copies were also filed on SEDAR with the British Columbia Securities Commission and the Alberta Securities Commission.

Item 4

Summary of Material Change

The Company announced the Closing of a Non Brokered Private Placement.

Item 5

Full Description of Material Change

1.1

Full Description of Material Change

The Company announced that on April 8, 2014 it closed the non brokered private placement of 3,750,000

Units (the “Units”) of Nuva at a price of $0.10 per Unit.

Of the 3,750,000 Units, 2,000,000 Units each consists of one (1) common share (the “Common Share”) and one (1) transferrable share purchase warrant. Each warrant entitles the holder thereof to purchase one

(1) additional Common Share on or before April 8, 2016 at a price of CDN$0.13 per Common Share.

The remaining 1,750,000 Units each consists of one (1) Common Share and one (1) transferrable share purchase warrant. Each warrant entitles the holder thereof to purchase one (1) additional Common Share on or before April 8, 2015 at a price of CDN$0.30 per Common Share and is subject to an accelerated exercise provision in the event the shares trade more than $0.10 above the exercise price for ten (10) consecutive trading days.

In accordance with the policies of the TSX Venture Exchange, the Company paid a Finders’ Fee of an aggregate of $12,000.00 and issued and aggregate of 300,000 Warrants. Of the 300,000 Warrants, 160,000 warrants have the same terms as the $0.13 Warrants as described above and the remaining 140,000 Warrants have the same terms as the $0.30 Warrants as described above.

The securities issued are subject to the statutory 4 month hold period that expires on August 9, 2014.

Proceeds from the Private Placement will be used by Nuva for general ongoing corporate and working capital purposes.

1.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Jamie Lewin, Director
Business Telephone:	604-710-9461
Facsimile:	604- 739-3052

Item 9

Date of Report

April 8, 2014